     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1998



                                                       REGISTRATION NO. 33-61709

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                        REGISTRATION STATEMENT UNDER THE



                             SECURITIES ACT OF 1933

                           --------------------------


                           FARMLAND INDUSTRIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)



            KANSAS                        44-0209330
 (State or other jurisdiction          (I.R.S. Employer
              of
incorporation or organization)       Identification No.)


                           --------------------------


                           3315 NORTH OAK TRAFFICWAY
                        KANSAS CITY, MISSOURI 64116-0005
                                 (816) 459-6000
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               TERRY M. CAMPBELL
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           FARMLAND INDUSTRIES, INC.
                           3315 NORTH OAK TRAFFICWAY
                        KANSAS CITY, MISSOURI 64116-0005
                                 (816) 459-6000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                           --------------------------


                        COPIES OF ALL COMMUNICATIONS TO:



         JAMES BRIDGES                  KENNETH R. BLACKMAN                EDWARD F. PETROSKY
   FARMLAND INDUSTRIES, INC.      FRIED, FRANK, HARRIS, SHRIVER &           BROWN & WOOD LLP
   3315 NORTH OAK TRAFFICWAY                  JACOBSON                   ONE WORLD TRADE CENTER
     KANSAS CITY, MISSOURI               ONE NEW YORK PLAZA             NEW YORK, NEW YORK 10048
           64116-0005              NEW YORK, NEW YORK 10004-1980             (212) 839-5300
         (816) 459-6000                    (212) 859-8000


                           --------------------------


 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by market conditions.

                           --------------------------


    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /



    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------


The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE



    THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT NO. 33-61709 CONTAINS (1) A
PRELIMINARY PROSPECTUS SUPPLEMENT RELATING TO     % SENIOR NOTES DUE 20      ,
AND (2) A PRELIMINARY BASE PROSPECTUS RELATING TO THE SECURITIES REGISTERED.

                             SUBJECT TO COMPLETION


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         PRELIMINARY PROSPECTUS SUPPPLEMENT DATED                , 1998



PROSPECTUS SUPPLEMENT



(TO PROSPECTUS DATED JUNE     , 1998)



                         [LOGO]            $



                           FARMLAND INDUSTRIES, INC.



                          % SENIOR NOTES DUE        , 20

                                  ------------


    The    % Senior Notes due             , 20  (the "Senior Notes") are being
offered by Farmland Industries, Inc. (the "Company" or "Farmland"). Interest on
the Senior Notes will be payable semi-annually on             and             of
each year, commencing , 199 . The Senior Notes will not be redeemable prior to maturity. See "Description of the Senior Notes."



    The Senior Notes will be represented by a Global Security registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as the Depositary. Interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Senior Notes in certificated form will not be issued. Settlement for the Senior Notes will be made in immediately available funds. The Senior Notes will be issued only in denominations of $1,000 and integral multiples thereof. The Senior Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Senior Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.



    The Senior Notes are general unsecured and non-subordinated obligations of the Company and rank on a parity in right of payment with all other unsecured and non-subordinated indebtedness of the Company.



    The Company plans to make application to list the Senior Notes on the New York Stock Exchange, Inc.



    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SENIOR NOTES OFFERED HEREBY.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.



                                                          PRICE TO          UNDERWRITING        PROCEEDS TO
                                                         PUBLIC (1)         DISCOUNT(2)        COMPANY(1)(3)
Per Senior Note....................................          %                   %                   %
Total..............................................          $                   $                   $



(1) Plus accrued interest, if any, from            , 1998 to the date of
    delivery.



(2) The Company has agreed to indemnify Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See
    "Underwriting."



(3) Before deducting expenses payable by the Company estimated at $435,000.


                               ------------------


    The Senior Notes are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by it and subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Senior Notes will be made in book-entry form through the facilities of the DTC on or
about             , 1998 against payment therefor in immediately available
funds.


                               ------------------


                              MERRILL LYNCH & CO.

                                   ----------


         The date of this Prospectus Supplement is              , 1998.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SENIOR NOTES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF SENIOR NOTES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY



    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DATED _______, 1998 (THE "PROSPECTUS") OR INCORPORATED HEREIN BY REFERENCE. UNLESS THE CONTEXT REQUIRES OTHERWISE, (I) "FARMLAND" OR THE "COMPANY" REFER TO FARMLAND INDUSTRIES, INC. AND ITS CONSOLIDATED SUBSIDIARIES, AND (II) ALL REFERENCES HEREIN TO "YEAR" OR "YEARS" ARE TO FISCAL YEARS ENDED AUGUST 31. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" IN THE PROSPECTUS.



                                  THE COMPANY



    Farmland is an agricultural farm supply and processing and marketing cooperative headquartered in Kansas City, Missouri, that is primarily owned by its members (as herein defined) and operates on a cooperative basis. Founded in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $9.1 billion during 1997. As of August 31, 1997, Farmland's membership, associate membership and patrons eligible for patronage refunds consisted of approximately 1,400 cooperative associations of farmers and ranchers and 13,000 pork or beef producers or associations of such producers. Management estimates that over 500,000 farmers and ranchers conduct business through Farmland and its member cooperatives. The Company believes it is one of the largest cooperatives in the United States in terms of revenues. In 1997, Farmland had export sales in excess of $1.3 billion to customers in over 80 countries. Substantially all of the Company's foreign sales are invoiced and collected in U.S. Dollars.



    The Company conducts business primarily in two operating areas: agricultural inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.



    The Company's farm supply operations consist of three principal product divisions: petroleum, crop production and feed. Principal products of the petroleum division are refined fuels, propane, and by-products of petroleum refining. The Company's strategy in the petroleum division is to produce its products close to the end user, with a focus on agricultural and rural markets. Petroleum products are marketed through member cooperatives and nonmembers and through approximately 170 associated AMPRIDE-TM- convenience stores. The Company's Coffeyville, Kansas refinery produced approximately 32 million barrels of petroleum products in 1997, making the Company the second largest refiner of petroleum in the mid-continent.



    Principal products of the crop production division are nitrogen-, phosphate- and potash-based fertilizers ("plant nutrients") and, through the Company's ownership in WILFARM, L.L.C. (a 50%-owned venture formed in 1995) ("WILFARM") and Omnium, LLC (a 50%-owned venture formed in 1997) ("Omnium"), a complete line of insecticides, herbicides and mixed chemicals. The Company believes that it is one of the largest producers of anhydrous ammonia fertilizer in the United States and one of the largest wholesalers of fertilizers in the United States.



    Principal products of the feed division include swine, dairy, pet, beef, poultry, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services. Over 50% of the Company's farm supply products sold in 1997 was produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 60% of the Company's farm supply products sold in 1997 was sold at wholesale to farm cooperative associations which are members of Farmland. These farm cooperative associations distribute products primarily to farmers and ranchers in states which comprise the corn belt and the wheat belt and who utilize the products in the production of farm crops and livestock.



    On the output side, the Company's operations include the processing of pork and beef, the marketing of fresh pork, processed pork and fresh beef and the storage and marketing of grain. In 1997, approximately 63% of the hogs processed, 20% of the beef cattle processed and 53% of the grain marketed by the

Company were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1997 were processed in plants owned by the Company. The Company has sought to increase its marketing of branded pork and beef products, which generally sell at premium prices as compared with similar nonbranded products. Pork products are marketed under the following registered tradenames: Farmland, Farmstead, OhSe, Maple River, Carando, Roegelein, Regal and Marco Polo. Pork product distribution is through national and regional retail food chains, food service accounts, distributors and through international marketing brokers. Beef distribution is through national and regional retail and food service customers as well as under the Farmland Black Angus Beef registered tradename. In addition, certain beef products are distributed in international markets. The Company markets wheat, corn, soybeans, milo, barley and oats, with wheat and corn constituting the majority of the grain marketing business. The Company's North American Grain Division purchases grain from members and nonmembers primarily located in the Midwestern part of the United States. In 1997, approximately 41% of grain revenues were from export sales or sales to domestic customers for export. The Company's international grain trading subsidiaries (collectively referred to as "Tradigrain") headquartered in Geneva, Switzerland, import, export and ship all major grains from the major producing countries to final consumers which are either governmental entities or private companies.



    The principal businesses of the Company are highly seasonal. Historically, the majority of revenues related to crop production, beef and grain occur during the spring, summer and fall, respectively. Revenues related to crop production and beef are lowest during the winter, while sales related to the grain and feed businesses tend to be lowest during the spring and summer, respectively.



    Farmland was formally incorporated in Kansas in 1931. Its principal executive offices are at 3315 North Oak Trafficway, Kansas City, Missouri 64116 (telephone 816-459-6000).

                                  THE OFFERING



Securities Offered...........................  $        aggregate principal amount of %
                                               Senior Notes Due            , 20  (the
                                               "Senior Notes").
Maturity Date................................  , 20   . The Senior Notes will not be
                                               redeemable prior to maturity and do not
                                               provide for any sinking fund.
Interest Payment Dates.......................  and         , commencing, 199 .
Ranking......................................  The Senior Notes will be general unsecured and non-subordinated obligations of the
                                               Company and rank on parity in right of
                                               payment with all other unsecured and
                                               non-subordinated indebtedness of the Company.
                                               As of February 28, 1998, after giving effect
                                               to this offering, (i) the Company had
                                               outstanding $    million aggregate principal
                                               amount of non-subordinated indebtedness,
                                               including the Senior Notes, (ii) the Company
                                               had outstanding $    million aggregate
                                               principal amount of subordinated
                                               indebtedness, and (iii) certain of the
                                               Company's subsidiaries had outstanding $
                                               million aggregate principal amount of
                                               indebtedness, of which $     million were
                                               nonrecourse to the Company.
Certain Covenants............................  The Indenture (as defined below) under which the Senior Notes are to be issued restricts,
                                               among other things, the ability of the
                                               Company in certain circumstances to incur
                                               liens on its assets.
Use of Proceeds..............................  The net proceeds to the Company from the sale of the Senior Notes offered hereby are
                                               estimated to be $      million. The Company
                                               intends to use such net proceeds to repay a
                                               portion of currently outstanding debt.
Listing......................................  The Company plans to make application to list the Senior Notes on the New York Stock
                                               Exchange, Inc.
Book-Entry System............................  The Senior Notes will be represented by a fully registered global security
                                               (collectively, the "Global Security")
                                               registered in the name of the nominee of DTC.
                                               Except as described in this Prospectus
                                               Supplement or the Prospectus, beneficial
                                               interests in the Global Security will be
                                               shown on, and transfers thereof will be
                                               effected only through, records maintained by
                                               DTC and its participants. Except in limited
                                               circumstances described in this Prospectus
                                               Supplement, owners of beneficial interests in
                                               the Global Security will not be entitled to
                                               have Senior Notes registered in their names,
                                               will not receive or be entitled to receive
                                               Senior Notes in certificated form and will
                                               not be considered holders thereof under the
                                               Indenture. Senior Notes will be issued only
                                               in denominations of $1,000 and integral
                                               multiples thereof.

                                USE OF PROCEEDS



    The net proceeds to the Company from the sale of the Senior Notes offered
hereby are estimated to be $         million. The Company intends to use such
net proceeds to repay a portion of short-term borrowings under the Company's five year Syndicated Credit Facility (the "Credit Facility") with various participating banks. At February 28, 1998, the Company had outstanding $
million of short-term borrowings under the Credit Facility and $      million of
revolving long-term borrowings. Additionally, $      million of the Credit
Facility was utilized to support letters of credit. At February 28, 1998, the weighted average borrowing rate for short-term borrowings was approximately
     %. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the Company's 1997 Form 10-K incorporated herein by reference.

                                 CAPITALIZATION



    The following table sets forth the capitalization of Farmland as of February 28, 1998, and as adjusted to give effect to the offering of the Senior Notes offered hereby and the application of the net proceeds therefrom as described under "Use of Proceeds."



                                                                                            FEBRUARY 28, 1998
                                                                                        --------------------------
                                                                                         HISTORICAL   AS ADJUSTED
                                                                                        ------------  ------------
                                                                                          (DOLLARS IN THOUSANDS)
Long-term borrowings (excluding current maturities)
  Subordinated capital investment certificates
    6% to 9%, maturing 1998 through 2014..............................................  $    287,111  $
  Subordinated monthly income certificates
    6.25% to 9.25%, maturing 1998 through 2007........................................        90,485
  Syndicated Credit Facility 6.18%, maturing 2001.....................................       100,000
  Other bank notes 6.09% to 9.25% maturing 1998 through 2007..........................        85,945
  Industrial revenue bonds 6.75% to 9.25%, maturing 1998 through 2007.................        20,050
  Promissory notes 7% through 8.5%, maturing 1998 through 2005........................         8,562
  Other 3% to 14.92%..................................................................        37,213
  Senior Notes........................................................................           -0-
                                                                                        ------------  ------------
Long-term borrowings (including current maturities)...................................       629,366
  Less current maturities.............................................................        98,440
                                                                                        ------------  ------------
Long-term borrowings (excluding current maturities)...................................       530,926
Other long-term liabilities...........................................................        30,880
                                                                                        ------------  ------------
  Total long-term liabilities.........................................................       561,806
Minority owners' equity in subsidiaries...............................................        29,259
Interim Income (1)....................................................................        20,427
Capital shares and equities
  8% Series A Cumulative Redeemable Preferred
    Shares, - $25 par value--2,000,000 issued and outstanding.........................       100,000
  Preferred shares, $25 par value--2,886 shares issued and outstanding................            72
  Common shares, $25 par value--authorized 50,000,000 shares,.........................       502,545
  Earned surplus and other equities...................................................       316,011
                                                                                        ------------  ------------
Total capital shares and equities.....................................................       918,628
                                                                                        ------------  ------------
Total Capitalization..................................................................  $  1,530,120  $
                                                                                        ------------  ------------
                                                                                        ------------  ------------


------------------------


(1) Farmland operates on a cooperative basis. In accordance with its bylaws, Farmland determines its annual net earnings from transactions with members ("member-sourced earnings"). For this purpose, annual net earnings is before income tax determined in accordance with generally accepted accounting principles. Losses, including patronage allocation unit losses, if any, are handled in accordance with the Company's bylaws. The remaining member-sourced earnings are returned to members as patronage refunds in the form of a qualified or nonqualified written notice of patronage refund allocation. Each member's portion of the annual patronage refund is determined by the earnings of Farmland attributed to the quantity or value of business transacted by the member with Farmland during the year for which the patronage is paid. In view of the fact that the determination of the amount of patronage refund is made only after the end of the fiscal year, and since the appropriation of earned surplus is dependent on the determination of the amount of patronage refunds, and in view of the fact that the portion of the annual patronage refund to be paid in cash and in Farmland equity (common stock, associate member common stock or capital credits) is determined (by the Farmland Board of Directors at its discretion) after the amount of the annual patronage refund has been determined, Farmland makes no provision for patronage refunds in its interim financial statements. Therefore, the amount of net income has been reflected as a separate item in the Company's February 28, 1998 Condensed Consolidated Balance Sheet. See the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998 (the "February Form 10-Q") which is incorporated by reference herein.

                        DESCRIPTION OF THE SENIOR NOTES



    THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE SENIOR NOTES SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH, REPLACES THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH REFERENCE IS HEREBY MADE.



GENERAL



    The Senior Notes are to be issued as separate series under an indenture,
dated as of            , 1998 (the "Indenture"), between the Company and The
Chase Manhattan Bank, as trustee (the "Trustee"). The Company believes that the following summary of certain provisions of the Indenture, together with the "Description of Debt Securities" contained in the Prospectus, is a complete discussion of all material terms of the Indenture. Capitalized terms not otherwise defined under the heading "Description of the Notes" have the meanings given to them in the Prospectus and the Indenture.



    The Senior Notes will be limited to $         aggregate principal amount and
will mature on            , 20  . The Senior Notes will not be redeemable prior
to maturity. The Senior Notes will be unsecured and will rank on a parity with all other unsecured non-subordinated indebtedness of the Company from time to time outstanding. As of February 28, 1998, after giving effect to this offering,
(i) the Company had outstanding $    million aggregate principal amount of
non-subordinated indebtedness, including the Senior Notes, (ii) the Company had
outstanding $    million aggregate principal amount of subordinated
indebtedness, and (iii) certain of the Company's subsidiaries had outstanding
$    million aggregate principal amount of indebtedness, of which $    million
were nonrecourse to the Company. The Indenture provides that Debt Securities may be issued from time to time in one or more series.



    The Senior Notes will bear interest at the rate per annum shown on the cover
page of this Prospectus Supplement from            , 1998 or from the most
recent Interest Payment Date to which interest has been paid or duly provided
for, payable semi-annually in arrears on         and         of each year,
commencing         , 199 (each, an "Interest Payment Date"), to the persons in whose names such Senior Notes were registered at the close of business on the
next preceding          and          , whether or not a Business Day (as defined
below) (each, a "Regular Record Date"), respectively. Interest on the Senior Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.



    Interest payable on a Senior Note on any Interest Payment Date or at maturity shall be the amount of interest accrued from, and including, the next preceding Interest Payment Date in respect of which interest has been paid or
duly provided for (or from and including             , 1998, if no interest has
been paid or duly provided for with respect to such Senior Note) to, but excluding, such Interest Payment Date or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of a Senior Note falls on a day that is not a Business Day, the payment shall be made on the next succeeding Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the maturity date, as the case may be, to such next succeeding Business Day. "Business Day" means any day other than a Saturday, Sunday, legal holiday or other day on which banks in The City of New York are required or authorized by law, regulation or executive order to close.



    The provisions of Article 4 of the Indenture relating to defeasance and covenant defeasance, described in the Prospectus under "Description of Debt Securities--Satisfaction and Discharged, Defeasance," are applicable to the Senior Notes.



SAME-DAY SETTLEMENT AND PAYMENT



    Settlement for the Senior Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest will be made by the Company in U.S. dollars in immediately available funds.

    The Senior Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Notes will therefore be required by the Depositary to settle in immediately available funds.



BOOK ENTRY, DELIVERY AND FORM



    The Senior Notes will be represented by the Global Security registered in the name of DTC or its nominee. So long as DTC or its nominee is the registered owner of the Global Security, DTC or its nominee, as the case may be, will be considered the sole holder of the Senior Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have Senior Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Senior Notes in certificated form and will not be considered the owners or holders thereof under the Indenture. The laws of some states require that certain purchasers or securities take physical delivery of such securities in certificated form; such laws may limit the transferability of beneficial interests in the Global Security.



    If (i) DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days or (ii) a Default or Event of Default with respect to the Senior Notes shall have occurred and be continuing, the Company will issue individual Senior Notes in certificated form in exchange for the Global Security. In addition, the Company may at any time, and in its sole discretion, determine not to have any Senior Notes represented by the Global Security and, in such event, will issue individual Senior Notes in certificated form in exchange for the Global Security. In any such instance, an owner or a beneficial interest in the Global Security will be entitled to physical delivery of individual Senior Notes in certificated form of like tenor, equal in principal amount to such beneficial interest and to have such Senior Notes in certificated form registered in its name. Senior Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons.



    The following is based on information furnished by DTC:



        DTC will act as securities depository for the Senior Notes. The Senior Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Senior Note certificate is issued with respect to each $200 million of principal amount of the notes of a series, and an additional certificate is issued with respect to any remaining principal amount of such series.



        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission (the "Commission").

        Purchases of Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Senior Notes on DTC's records. The ownership interest of each actual purchaser of each Senior Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transactions, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interest in Senior Notes are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Senior Notes, except in the event that use of the book-entry system for the Senior Notes is discontinued.



        To facilitate subsequent transfers, the Senior Notes will be registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Senior Notes with DTC and their registration in the name of Cede & Co. will effect no changes in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Senior Notes; DTC records reflect only the identity of the Direct Participants to whose accounts are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.



        Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.



        Neither DTC nor Cede & Co. will consent or vote with respect to the Senior Notes. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Senior Notes are credited on the record date (identified on a list attached to the Omnibus Proxy).



        Payments of principal of and interest on the Senior Notes will be made in immediately available funds to DTC. DTC's practice is to credit Direct Participant's accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and are the responsibility of such Participant and not of DTC, the Trustee, the applicable Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the applicable Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.



        DTC may discontinue providing its services as securities depository with respect to the Senior Notes at any time by giving reasonable notice to the Company or the applicable Paying Agent. Under such circumstances, in the event that a successor securities depository is not appointed, Senior Note certificates are required to be printed and delivered.



        The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Senior Note certificates will be printed and delivered.



        The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

                                  UNDERWRITING



    Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), the Company has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from the Company, the entire principal amount of Senior Notes offered hereby. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent.



    The Underwriter has advised the Company that it proposes initially to offer the Senior Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price
less a concession not in excess of     % of the principal amount of the Senior
Notes. The Underwriter may allow, and such dealers may reallow, a discount not
in excess of     % of the principal amount of the Senior Notes to certain other dealers. After the initial public offering, the public offering price, concession and reallowance may be changed.



    The Company plans to make application to list the Senior Notes on the New York Stock Exchange, Inc. There is currently no trading market for the Senior Notes, and no assurance can be given that any market for the Senior Notes will develop or, if any such market develops, as to the liquidity of such market.
No assurance can be given that a holder of the Senior Notes will be able to sell them in the future or that such sale will be at a price equal to or higher than the initial public offering price. Furthermore, the Senior Notes may trade at a discount from their initial public offering price depending upon prevailing interest rates and other factors.



    Until the distribution of the Senior Notes is completed, rules of the Commission may limit the ability of the Underwriter to bid for and purchase the Senior Notes. As an exception to these rules, the Underwriter will be permitted to engage in certain transactions that stabilize the price of the Senior Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Senior Notes.



    If the Underwriter creates a short position in the Senior Notes in connection with this offering, i.e., if it sells a greater principal amount of Senior Notes than are referred to on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Senior Notes in the open market.



    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.



    Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither the Company nor the Underwriter makes any representation that the Underwriter will engage in such transactions or that such transactions, once commenced, will be discontinued without notice.



    The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.



    From time to time, the Underwriter or affiliates thereof have engaged and may in the future engage in investment banking or commercial banking transactions with the Company or its affiliates in the ordinary course of business.

PROSPECTUS



                                  $200,000,000
                           FARMLAND INDUSTRIES, INC.
                                DEBT SECURITIES


                               ------------------


    Farmland Industries, Inc. ("Farmland" or the "Company") may issue and sell from time to time, in one or more series, up to an aggregate of $200,000,000 of its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of Farmland (the "Debt Securities"). When a particular series of Debt Securities is offered, all specific terms of the offering will be set forth in a supplement to this Prospectus (the "Prospectus Supplement"), which will be delivered with this Prospectus. The Prospectus Supplement will set forth with respect to each series of Debt Securities: the designation and principal amount offered; the rate (or method of calculation) and time of payment of interest, if any; the authorized denominations; the maturity or maturities; the terms for a sinking, purchase or analogous fund; the terms for redemption or early repayment, if any; the purchase price and other terms of the offering; and any listing on a securities exchange.



    The Debt Securities may be sold (i) through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate,
(ii) through agents designated from time to time, or (iii) directly. The names of any underwriters or agents of the Company involved in the sale of the Debt Securities in respect of which this Prospectus is being delivered, any applicable commissions or discounts, and the net proceeds to the Company from such sale are set forth in the Prospectus Supplement.



    This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.


                            ------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.



                 THE DATE OF THIS PROSPECTUS IS JUNE    , 1998

                             AVAILABLE INFORMATION



    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the following public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549 as well as at the regional offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov.



    This Prospectus constitutes part of a registration statement on Form S-3 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE



    The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1997 (the "1997 Form 10-K"), the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1997 (the "November Form 10-Q") and the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998 (the "February Form 10-Q") are incorporated herein by reference. Prospective investors should refer to such documents for a complete description of the Company's business, results of operations and financial condition, as well as other information highly relevant to an investment in the securities offered hereby. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.



    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus or any Prospectus Supplement and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus, in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or therein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.



    The Company will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, on the oral or written request of such person, a copy (without exhibits, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates) of any and all information that has been incorporated by reference in this Prospectus. Written or telephone requests for such information should be directed to Farmland Industries, Inc., 3315 North Oak Trafficway, Kansas City, Missouri, 64116-0005, Attention: Vice President and Treasurer, telephone (816) 459-6000.

                                  RISK FACTORS



    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND IN THE APPLICABLE PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS INCORPORATED HEREIN AND THEREIN BY REFERENCE, THE FOLLOWING FACTORS BEFORE PURCHASING THE DEBT SECURITIES OFFERED HEREBY.



    THIS PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE STATEMENTS WHICH CONSTITUTE "FORWARD-LOOKING STATEMENTS." SUCH FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING THE SEASONAL EFFECTS UPON THE COMPANY'S BUSINESS, THE ANTICIPATED EXPENDITURES FOR ENVIRONMENTAL REMEDIATION AND THE CONSEQUENCES OF AN ADVERSE JUDGMENT IN CERTAIN LITIGATIONS (INCLUDING LITIGATIONS DISCUSSED IN "--INCOME TAX MATTERS BELOW") AS WELL AS STATEMENTS IDENTIFIED IN THE COMPANY'S 1997 FORM 10-K, NOVEMBER FORM 10-Q AND FEBRUARY FORM 10-Q, EACH OF WHICH ARE INCORPORATED HEREIN BY REFERENCE). WHERE, IN ANY FORWARD-LOOKING STATEMENT, THE COMPANY, OR ITS MANAGEMENT, EXPRESSES AN EXPECTATION OR BELIEF AS TO FUTURE RESULTS, SUCH EXPECTATION OR BELIEF IS EXPRESSED IN GOOD FAITH AND BELIEVED TO HAVE A REASONABLE BASIS, BUT THERE CAN BE NO ASSURANCE THAT THE STATEMENT OF EXPECTATION OR BELIEF WILL RESULT OR BE ACHIEVED OR ACCOMPLISHED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND MAY INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY. THE FACTORS IDENTIFIED IN THIS "RISK FACTORS" SECTION AND THOSE DISCUSSED IN "RECENT DEVELOPMENTS" AS WELL AS IN THE COMPANY'S 1997 FORM 10-K, NOVEMBER FORM 10-Q AND FEBRUARY FORM 10-Q, EACH OF WHICH ARE INCORPORATED HEREIN BY REFERENCE, ARE IMPORTANT FACTORS (BUT NOT NECESSARILY ALL IMPORTANT FACTORS) THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY, OR ON BEHALF OF, THE COMPANY.



INCOME TAX MATTERS



    On March 24, 1993, the Internal Revenue Service ("IRS") issued a statutory notice to Farmland asserting deficiencies in federal income taxes (exclusive of statutory interest thereon) in the aggregate amount of $70.8 million. The asserted deficiencies relate primarily to the Company's tax treatment of the $237.2 million gain resulting from its sale of the stock of Terra Resources, Inc. ("Terra") and the contention by the IRS that Farmland incorrectly treated the Terra sale gain as patronage-sourced income against which certain patronage-sourced operating losses could be offset. The statutory notice further asserts that, among other things, Farmland incorrectly characterized for tax purposes gains aggregating approximately $14.6 million, and a loss of approximately $2.3 million, from dispositions of certain other assets.



    On June 11, 1993, Farmland filed a petition in the United States Tax Court contesting the asserted deficiencies in their entirety. The case was tried on June 13-15, 1995. If the United States Tax Court decides in favor of the IRS on all unresolved issues raised in the statutory notice, Farmland would have additional federal and state income tax liabilities aggregating approximately $85.8 million plus accumulating statutory interest thereon (approximately $261.6 million through February 28, 1998), or $347.4 million (before tax benefits of the interest deduction) in the aggregate at February 28, 1998. In addition, such a decision would affect the computation of Farmland's taxable income for its 1989 tax year and, as a result, could increase Farmland's federal and state income taxes for that year by approximately $15.3 million (including accumulated statutory interest thereon). The asserted federal and state income tax liabilities and accumulated interest thereon would become immediately due and payable unless the Company appealed the decision and posted the requisite bond to stay assessment and collection.



    In March 1998, Farmland received notice from the IRS assessing tax and accumulated statutory interest thereon totaling $15.3 million related to the Company's 1989 tax year (as described above). In order to establish venue and to stay accumulating interest, the Company deposited funds with the IRS in the amount of the assessment. Subsequent thereto, the Company filed for a refund of the entire amount deposited.

    The liability resulting from an adverse decision of the Terra tax issue by the United States Tax Court would be charged to current earnings and would have a material adverse effect on the Company. In the event of such an adverse determination, certain financial covenants of the Company's Syndicated Credit Facility (the "Credit Facility"), dated May 15, 1996, become less restrictive. Had the United States Tax Court decided in favor of the IRS on all unresolved issues, and had all related additional federal and state income taxes and accumulated interest thereon been due and payable on February 28, 1998, Farmland's borrowing capacity under the Credit Facility was adequate at that time to finance the liability. However, Farmland's ability to finance such an adverse decision depends substantially on the financial effects of future operating events on its borrowing capacity under the Credit Facility.



GENERAL FACTORS THAT MAY AFFECT BUSINESS



    The Company's revenues, margins, net income and cash flow may be volatile due to factors beyond the Company's control. External factors that affect agricultural conditions and Farmland's results of operations include:



    REGULATORY. The Company's ability to grow through acquisitions and investments in ventures may be adversely affected by regulatory delays or other unforeseeable factors beyond the Company's control. Various federal and state regulations to protect the environment have encouraged, and are likely to continue to encourage, farmers to reduce the amount of fertilizer and other chemical applications that they use.



    COMPETITION. Competitors may have better access to equity capital markets than the Company and may offer more varied products or possess greater resources than the Company.



    IMPORTS AND EXPORTS. Specific factors which may affect the level of agricultural products imported or exported include foreign trade and monetary policies, laws and regulations, political and governmental changes, inflation and exchange rates, taxes, operating conditions and world demand. Fluctuations in the level of agricultural product imports and exports will likely impact the Company's operations.



    WEATHER. Weather conditions, both domestic and global, affect the Company's operations. Weather conditions may either increase or decrease demand and, thereby, affect prices related to the Company's farm supply operation (crop production, petroleum and feed). Weather conditions also may increase or decrease the supply of products and, thereby, affect costs related to the Company's pork and beef processing and marketing and grain storage and marketing.



    RAW MATERIALS COST. Historically, changes in the costs of raw materials have not necessarily resulted in corresponding changes in the prices at which finished products have been sold by the Company.



    OTHER FACTORS. Domestic variables, such as crop failures, federal agricultural programs and production efficiencies, and global variables, such as embargoes, political instabilities and local conflicts, affect the supply, demand and price of crude oil, refined fuels, natural gas and other commodities and may unfavorably impact the Company's operations.



    Management cannot determine the extent to which these factors may impact future operations of the Company. The Company's revenues, margins, net income and cash flow may continue to be volatile as conditions affecting agriculture and markets for the Company's products change.



LIMITED ACCESS TO EQUITY CAPITAL



    As a cooperative, the Company cannot sell its voting common equity to traditional public or private markets. Instead, equity is raised largely from cooperative voting members, associate members and patrons. Farmland's common equity largely results from payment of the noncash portion of patronage refunds with common stock, associate member common stock and capital credits and from the retention of net income generated from transactions with nonmembers (earned surplus). See "Business--Cooperative Structure--Membership" and "--Taxation of Cooperatives and Distribution of Patronage Earnings."



ENVIRONMENTAL MATTERS



    The Company is subject to various stringent federal, state and local environmental laws and regulations, including those governing the use, storage, discharge and disposal of hazardous materials, or which may impose liability for cleanup of environmental contamination. The Company uses hazardous materials and generates hazardous wastes in the ordinary course of its manufacturing processes.



    The Company recognizes liabilities, without offset for potential recoveries, related to the investigation and/or remediation of contaminated properties when the related costs are probable and can be reasonably estimated. Estimates of these liabilities are based upon currently enacted laws and regulations, available facts, existing technology and undiscounted site specific costs. Environmental liabilities include estimates of the Company's share of costs attributable to potentially responsible parties ("PRPs") which are insolvent or otherwise unable to pay. All liabilities are monitored and adjusted regularly as new facts or changes in law or technology occur.



    Many of the Company's current and former facilities have been in operation for many years and, over such time, the Company and other predecessor operators of such facilities have generated, used, stored or disposed of substances or wastes that are or might be considered hazardous under applicable environmental laws. As a result of such operations, the soil and groundwater at or under certain of the Company's current and former facilities have been contaminated. Material expenditures may be required by the Company in the future to remediate contamination from past or future releases of hazardous substances or wastes.



    The Company wholly or jointly owns or operates 27 grain elevators and 61 manufacturing properties and has potential responsibility for environmental conditions at a number of manufacturing facilities it previously operated and at waste disposal facilities operated by third parties. The Company also has been identified as a PRP under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") at various National Priority List sites and has unresolved liability with respect to the past disposal of hazardous substances at five such sites. CERCLA may impose joint and several liability on certain statutory classes of persons for the costs of investigation and remediation of contaminated properties, regardless of fault or the legality of the original disposal. These persons include the present and former owners or operators of a contaminated property, and companies that generated, disposed of or arranged for the disposal of hazardous substances found at the property. The Company is investigating or remediating contamination at 26 properties under CERCLA and/or other state and federal hazardous waste management laws. During 1995, 1996, 1997, and the first two quarters of 1998, the Company paid approximately $3.2 million, $1.8 million, $4.6 million and $1.9 million, respectively, for environmental investigation and remediation.



    The Company currently is aware of probable obligations of the Company for environmental matters under state and federal environmental laws at 33 properties. At February 28, 1998, the Company has an environmental accrual in its Condensed Consolidated Balance Sheet for probable and reasonably estimated costs for remediation of contaminated properties of approximately $15.9 million. The Company periodically reviews and, as appropriate, revises its environmental accruals. Based on current information and regulatory requirements, the Company believes that the accruals established for environmental expenditures that are anticipated to be incurred by the Company with respect to the aforementioned properties are adequate.



    The Company's actual final costs of addressing certain environmental matters are not quantifiable, and therefore have not been accrued, because such matters are in preliminary stages and the timing, extent and costs of various actions which may be required are currently unknown. Management is aware of other environmental matters for which there is a reasonable possibility that the Company will incur costs to resolve. It is possible that the costs of resolution of the matters described in this paragraph may exceed the liabilities which, in the opinion of management, are probable and which costs are reasonably estimable at February 28, 1998. In the opinion of management, it is reasonably possible for such additional costs to be approximately $18.8 million. See "Business--Matters Involving the Environment" included in Items 1 and 2 of the 1997 Form 10-K, which is incorporated by reference herein.



ABSENCE OF CERTAIN RESTRICTIONS IN THE INDENTURE



    The Indenture under which the Debt Securities are to be issued will not contain any provisions that would limit the ability of the Company or any of its affiliates to incur indebtedness (secured or unsecured) or that would afford holders of the Debt Securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect holders of the Debt Securities. See "Description of Debt Securities" contained herein.

                                USE OF PROCEEDS



    Except as otherwise may be stated in any Prospectus Supplement, the Company intends to use the net proceeds from the sale of Debt Securities for general corporate purposes, which may include the repayment or refinancing of existing indebtedness.

                      SELECTED CONSOLIDATED FINANCIAL DATA



    The following table sets forth selected financial and other operating data of the Company as of the end of and for each of the fiscal years in the five year period ended August 31, 1997 and as of and for the six-month periods ended February 28, 1997 and February 28, 1998. The information should be read in conjunction with information appearing in the Company's consolidated financial statements, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's 1997 Form 10-K and the February Form 10-Q, which are incorporated herein by reference.



                                                                                         SIX MONTHS ENDED
                                            FISCAL YEARS ENDED AUGUST 31,                  FEBRUARY 28,
                                -----------------------------------------------------  --------------------
                                  1993       1994       1995       1996       1997       1997       1998
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                          (DOLLARS IN THOUSANDS)
SUMMARY OF OPERATIONS(1):
Net Sales.....................  $4,722,940 $6,677,933 $7,256,869 $9,788,587 $9,147,507 $4,523,002 $4,413,341
Operating Income of Industry
  Segments....................     86,579    154,799    295,933    241,666    242,963     67,944     58,253
Interest Expense..............     36,764     51,485     53,862     62,445     62,335     30,406     35,329
Equity in Net Income of
  Investees...................    (12,394)    10,878     22,785     41,092     42,108     17,106     18,134
Net Income (Loss).............    (30,400)    73,876    162,799    126,418    135,423     30,434     20,427

DISTRIBUTION OF NET INCOME
  (LOSS):
Patronage Refunds:
  Allocated Equity............  $   1,155  $  44,032  $  61,356  $  60,776  $  68,079         (2)        (2)
  Cash and Cash Equivalents...        495     26,580     33,061     32,719     40,228         (2)        (2)
  Earned Surplus and Other
    Equities..................    (32,050)     3,264     68,382     32,923     27,116         (2)        (2)
                                ---------  ---------  ---------  ---------  ---------
                                $ (30,400) $  73,876  $ 162,799  $ 126,418  $ 135,423         (2)        (2)
                                ---------  ---------  ---------  ---------  ---------
                                ---------  ---------  ---------  ---------  ---------
OTHER DATA:
EBITDA(3).....................  $  57,661  $ 193,211  $ 320,643  $ 295,986  $ 316,458  $ 111,065  $ 108,569



                                                  AS OF AUGUST 31,                      AS OF FEBRUARY 28,
                                -----------------------------------------------------  --------------------
                                  1993       1994       1995       1996       1997       1997       1998
                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working Capital...............  $ 260,519  $ 290,704  $ 319,513  $ 322,050  $ 242,211  $ 319,245  $ 302,676
Property, Plant and Equipment,
  Net.........................    504,378    501,290    592,145    717,224    783,108    740,884    785,369
Total Assets..................  1,719,981  1,926,631  2,185,943  2,568,446  2,645,312  2,650,942  2,725,550
Long-Term Borrowings
  (excluding current
  maturities).................    482,112    506,531    469,718    616,258    580,665    633,260    530,926
Capital Shares and Equities...    561,707    585,013    687,287    755,331    821,993    755,252    918,628


------------------------------


(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Financial Condition, Liquidity and Capital Resources" included in the 1997 Form 10-K and in the February Form 10-Q for a discussion of the pending income tax litigation relating to the sale of the stock of Terra Resources, Inc., a former subsidiary of the Company, which is incorporated herein by reference. Also see "Risk Factors--Income Tax Matters" herein.



(2) Farmland operates on a cooperative basis. In accordance with its bylaws, Farmland determines its annual net earnings from transactions with members ("member-sourced earnings"). For this purpose, annual net earnings is before income tax determined in accordance with generally accepted accounting principles. Losses, including patronage allocation unit losses, if any, are handled in accordance with the Company's bylaws. The remaining member-sourced earnings are returned to members as patronage refunds in the form of a qualified or nonqualified written notice of patronage refund allocation. Each member's portion of the annual patronage refund is determined by the earnings of Farmland attributed to the quantity or value of business transacted by the member with Farmland during the year for which the patronage is paid. In view of the fact that the determination of the amount of patronage refund is made only after the end of the fiscal year, and since the appropriation of earned surplus is dependent on the determination of the amount of patronage refunds, and in view of the fact that the portion of the annual patronage refund to be paid in cash and in Farmland equity

    (common stock, associate member common stock or capital credits) is determined (by the Farmland Board of Directors at its discretion) after the amount of the annual patronage refund has been determined, Farmland makes no provision for patronage refunds in its interim financial statements. Therefore, the amount of net income has been reflected as a separate item in the Company's February 28, 1998 Condensed Consolidated Balance Sheet.



(3) EBITDA is defined as net income plus interest, tax, depreciation and amortization expenses. EBITDA should not be considered as an alternative to net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of the Company's operating performance or as an alternative to net cash provided by (used in) operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of its ability to meet cash needs. The Company believes that EBITDA is a measure commonly reported and widely used by investors and other interested parties in the agricultural industry as a measure of operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to interest, taxes, depreciation and amortization, which can vary significantly depending upon capitalization structure, tax status (particularly when comparing a cooperative company to a non-cooperative company), accounting methods (particularly when acquisitions are involved) or nonoperating factors (such as historical cost). Accordingly, this information has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance relative to other companies in the industry and of the Company's debt servicing ability. However, EBITDA may not be comparable in all instances to other similar types of measures used by other companies in the agricultural industry.



            CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES



    The following table sets forth the Company's consolidated ratios of earnings to combined fixed charges for the periods shown. The ratios of earnings to combined fixed charges have been computed by dividing fixed charges into the sum of (a) income (loss) before taxes for the enterprise as a whole, less capitalized interest and with adjustments to appropriately reflect the Company's majority-owned, 50%- owned, and less-than-50%-owned affiliates, and (b) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the component of operating rents determined to be interest, with adjustments as appropriate to reflect the Company's 50%-owned and less-than-50%-owned affiliates.



    The information below should be read in conjunction with information appearing in the Company's consolidated financial statements, the notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the 1997 Form 10-K, the November Form 10-Q and the February Form 10-Q, which are incorporated by reference herein.


                                                                                    FISCAL YEARS ENDED AUGUST 31,
                                                                   ---------------------------------------------------------------
                                                                      1993         1994         1995         1996         1997
                                                                      -----        -----        -----        -----        -----
Ratio of Earnings to Combined Fixed Charges (1)..................          --          2.1          4.0          3.0          3.0


                                                                       SIX MONTHS ENDED
                                                                         FEBRUARY 28,
                                                                        -------------
                                                                      1997         1998
                                                                      -----        -----
Ratio of Earnings to Combined Fixed Charges (1)..................         1.8          1.4


------------------------


(1) Income was inadequate to cover combined fixed charges and preferred stock dividends for the fiscal year ended August 31, 1993. The dollar amount of the coverage deficiency was $36.6 million.

                              RECENT DEVELOPMENTS



PETROLEUM PRODUCT MARKETING ALLIANCE



    In April 1998, Farmland and CENEX, Inc. ("Cenex") agreed in principle to create Country Energy, LLC, a joint venture which will act as marketing agent on behalf of Farmland and Cenex to market, sell and distribute refined fuels, propane and lubricants to rural marketplace customers. Significant assets, such as refineries, are excluded from the joint venture. The definitive agreement is expected to be signed in late June 1998. This venture is expected to create efficiencies in inventory management, administration, transportation and distribution of fuels.



ALLIANCES FORMED WITH CONAGRA



    In May 1998, Farmland and ConAgra, Inc. ("ConAgra") formed two joint venture alliances. The first joint venture, Concourse Grain, LLC, will market wheat originated (wheat sourced or obtained in the grain markets) by the partners. The alliance is expected to enhance both organizations ability to export grain from multiple locations and improve their access and operations of Atwood-Kellog (formerly owned by ConAgra). The other joint venture, Farmland- Atwood, LLC, as agent of Farmland, will provide risk management, financial, grain support services and grain brokerage to local cooperatives and other grain customers.



PROPOSED ACQUISITION



    During May 1998, Farmland and SF Services, Inc. ("SFS") signed a letter of intent whereby, subject to the negotiation of a definitive agreement, Farmland will acquire SFS for consideration consisting of a combination of Farmland common stock and warrants (to purchase Farmland common stock, associate member common stock and capital credits) with an estimated aggregate value of approximately $48 million plus cash in the amount of approximately $3 million. SFS is a regional farm supply cooperative with approximately 124 local cooperative members located in Arkansas, Mississippi, Louisiana and Alabama. During June 1998, the Board of Directors of SFS and the Board of Directors of Farmland both approved the transaction. This transaction is expected to close in late June 1998, subject to the approval by the membership of SFS and satisfactory completion of the due diligence process.



RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MAY 31, 1998



    Based on preliminary information as to the results of operations for the nine months ended May 31, 1998, the Company had sales of $6.7 billion compared with sales of $6.9 billion for the nine months ended May 31, 1997. Additionally, net income through the nine month period ended May 31, 1998 was $55.3 million compared to net income of $90 million during the nine month period ended May 31, 1997, a decrease of $34.7 million from the prior year.



    Through the nine month period ended May 31, 1998, crop production income decreased significantly from the prior year. This decrease in income is primarily a result of an industry-wide decrease in nitrogen fertilizer prices. Nitrogen fertilizer margins continue to be significantly less than during the comparable prior year period.



    Income from grain operations increased significantly through the nine month period ended May 31, 1998 compared to the same period last year. This improvement is primarily a result of substantially higher margins from international grain trading transactions and a reduced loss in domestic grain operations.



    Operating income from the food processing and marketing business increased through the nine month period ended May 31, 1998 compared to the same period last year primarily as a result of increased pork margins due to lower live hog prices.

    During 1998, Farmland had realized income from two non-recurring transactions: a $7.2 million gain on sale of a partial interest in Farmland National Beef Packing Company and $5.3 million from a favorable United States Supreme Court ruling in litigation related to harbor taxes paid in prior years.



PETROLEUM INVENTORY



    At May 31, 1998, the carrying value of petroleum inventories was $166.6 million stated under the LIFO method which exceeded the market value of such inventory by approximately $11.2 million. This market value decline has not been recognized in the Company's interim results of operations as management expects that the decline will be recovered during the fourth quarter of fiscal 1998.



ADMINISTRATIVE PROCEEDING



    The Company is currently involved in an administrative proceeding brought by the Kansas Department of Health and Environment ("KDHE") on April 9, 1998 concerning alleged violations of the state and federal Clean Air Acts at the Company's refinery in Coffeyville, Kansas. The KDHE has issued to the Company a proposed consent agreement which seeks a $150,000 penalty for the alleged violations. The Company has been negotiating with KDHE concerning this matter and anticipates its resolution in the near future.

                                    BUSINESS



GENERAL



    Farmland is an agricultural farm supply and processing and marketing cooperative headquartered in Kansas City, Missouri, that is primarily owned by its members and operates on a cooperative basis. Founded in 1929, Farmland has grown from revenues of $310,000 during its first year of operation to over $9.1 billion during 1997. As of August 31, 1997, Farmland's membership, associate membership and patrons eligible for patronage refunds consisted of approximately 1,400 cooperative associations of farmers and ranchers and 13,000 pork or beef producers or associations of such producers. Management estimates that over 500,000 farmers and ranchers conduct business through Farmland and its member cooperatives. The Company believes it is one of the largest cooperatives in the United States in terms of revenues. In 1997, Farmland had export sales in excess of $1.3 billion to customers in over 80 countries. Substantially all of the Company's foreign sales are invoiced and collected in U.S. Dollars.



    The Company conducts business primarily in two operating areas: agricultural inputs and outputs. On the input side of the agricultural industry, the Company operates as a farm supply cooperative. On the output side of the agricultural industry, the Company operates as a processing and marketing cooperative.



    The Company's farm supply operations consist of three principal product divisions: petroleum, crop production and feed. Principal products of the petroleum division are refined fuels, propane, and by-products of petroleum refining. The Company's strategy in the petroleum division is to produce its products close to the end user, with a focus on agricultural and rural markets. Petroleum products are marketed through member cooperatives and nonmembers, and through approximately 170 associated AMPRIDE -TM- convenience stores. In addition, Farmland is negotiating an agreement with CENEX, Inc. pursuant to which they would jointly market petroleum products. See "Recent Developments." The Company's Coffeyville, Kansas refinery produced approximately 32 million barrels of petroleum products in 1997, making the Company the second largest refiner of petroleum in the mid-continent.



    Principal products of the crop production division are nitrogen-, phosphate- and potash-based fertilizers ("plant nutrients") and, through the Company's ownership in WILFARM, L.L.C. (a 50%-owned venture formed in 1995) ("WILFARM") and Omnium, LLC (a 50%-owned venture formed in 1997) ("Omnium"), a complete line of insecticides, herbicides and mixed chemicals. The Company believes it is one of the largest producers of anhydrous ammonia fertilizer in the United States and one of the largest wholesalers of fertilizer in the United States. Principal products of the feed division include swine, dairy, pet, beef, poultry, mineral and specialty feeds, feed ingredients and supplements, animal health products and livestock services. Over 50% of the Company's farm supply products sold in 1997 was produced in plants owned by the Company or operated by the Company under long-term lease arrangements. Approximately 60% of the Company's farm supply products sold in 1997 was sold at wholesale to farm cooperative associations which are members of Farmland. These farm cooperative associates distribute products primarily to farmers and ranchers in states which comprise the corn belt and the wheat belt and who utilize the products in the production of farm crops and livestock.



    On the output side, the Company's operations include the processing of pork and beef, the marketing of fresh pork, processed pork and fresh beef and the storage and marketing of grain. In 1997, approximately 63% of the hogs processed, 20% of the beef cattle processed and 53% of the grain marketed by the Company were supplied to the Company by its members. Substantially all of the Company's pork and beef products sold in 1997 were processed in plants owned by the Company. The Company has sought to increase its marketing of branded pork and beef products, which generally sell at premium prices as compared with similar nonbranded products. Pork products are marketed under the following registered tradenames: Farmland, Farmstead, OhSe, Maple River, Carando, Roegelein, Regal and Marco Polo. Pork product distribution is through national and regional retail food chains, food service accounts, distributors and through international marketing brokers. Beef distribution is through national and regional retail and food service customers as well as under the Farmland Black Angus Beef registered tradename. In addition, certain beef products are distributed in international markets. The Company markets wheat, corn, soybeans, milo, barley and oats, with wheat and corn constituting the majority of the grain marketing business. The Company's North American Grain Division purchases grain from members and nonmembers primarily located in the Midwestern part of the United States. In 1997, approximately 41% of grain revenues were from export sales or sales to domestic customers for export. Farmland has formed two grain related ventures with ConAgra. See "Recent Developments." The Company's international grain trading subsidiaries (collectively referred to as "Tradigrain") headquartered in Geneva, Switzerland, import, export and ship all major grains from the major producing countries to final consumers which are either governmental entities or private companies.



    No material part of the business of any segment of the Company is dependent on a single customer or a few customers. Financial information about the Company's industry segments is presented in Note 11 of the Notes to Consolidated Financial Statements included in the 1997 Form 10-K, which is incorporated herein by reference.



    The principal businesses of the Company are highly seasonal. Historically, the majority of revenues related to crop production, beef and grain occur during the spring, summer and fall, respectively. Revenues related to crop production and beef are lowest during the winter, while sales related to the grain and feed businesses tend to be lowest during the spring and summer, respectively.



    The Company competes for market share with numerous participants with various levels of vertical integration, product and geographical diversification, sizes and types of operations. In the petroleum industry, competitors include major oil companies, independent refiners, other cooperatives and product brokers. Competitors in the crop production industry include global producers (some of which are cooperatives) of nitrogen- and phosphate-based fertilizers and product importers and brokers. The feed, pork and beef industries are comprised of a large variety of competitive participants.



    Farmland was formally incorporated in Kansas in 1931. Its principal executive offices are at 3315 North Oak Trafficway, Kansas City, Missouri 64116 (telephone 816-459-6000).



COOPERATIVE STRUCTURE--MEMBERSHIP



    Members of Farmland are entitled to receive patronage refunds distributed by Farmland from its member-sourced annual net earnings. Unless the context otherwise requires, the term "member" herein means (i) any voting member, (ii) any associate member, or (iii) any other person with which Farmland is a party to a currently effective patronage refund agreement (a "patron"). Membership requirements are determined by Farmland's Articles of Incorporation and the Board of Directors of Farmland.



    VOTING MEMBERS



    As of August 31, 1997, Farmland's requirements for voting membership were as follows: the voting member must (1) own a minimum of $1,000 of Farmland's common shares; (2) actively transact business with Farmland on a patronage basis (a member is deemed to be inactive when he or she does not transact business with Farmland for two consecutive years); (3) not be a significant direct competitor with Farmland in any of Farmland's major business lines; and (4) (a) be a natural person, a family farm corporation or a family farm partnership that (i) derives a majority of earned income from a farming operation (excluding any earned income of a spouse from other sources) and (ii) is a vendor of livestock to Farmland and/or a contract producer of livestock for Farmland; or (b) be an association of producers of agricultural products that (i) is organized and conducts business on a cooperative basis; (ii) distributes its earnings based on patronage; and (iii) is controlled directly by its voting producer members.

    ASSOCIATE MEMBERS



    To qualify for associate membership in Farmland, all of the following conditions must be met: the associate member must (1) own a minimum of $1,000 of Farmland's associate member common shares; (2) not be a significant direct competitor of Farmland in any business line in which the associate member expects to conduct patronage business with Farmland; and (3)(a) be a natural person, a family farm corporation, or a family farm partnership that (i) derives a majority of earned income from a farming operation (excluding any earned income of a spouse from other sources) and (ii) is a vendor of livestock to Farmland and/or a contract producer of livestock for Farmland; or (b) be an association conducting business on a cooperative basis; or (c) be a business entity owned 100%, directly or indirectly, by Farmland or its members or associate members; or (d) be a hog-and/or cattle-feeding business entity that agrees to provide Farmland with the information it needs to pass on patronage refunds from Farmland's hog- and/or cattle-marketing operations to those agricultural producer-members of Farmland who have conducted business with the entity.



    PATRONAGE AGREEMENTS WITH PATRONS



    All existing patronage agreements with patrons will remain in force until such time as either (a) the patron has been inactive with Farmland during any single fiscal year or (b) the patronage agreement is canceled by mutual consent. No new patronage agreements will be authorized without prior approval by the Company's Board of Directors.



TAXATION OF COOPERATIVES AND DISTRIBUTION OF PATRONAGE EARNINGS



    Farmland is a taxable cooperative under Federal income tax law, subject to the provisions of subchapter T of the Internal Revenue Code of 1986, as amended. As such, Farmland operates on a cooperative basis. As a cooperative and in accordance with its by-laws, Farmland is obligated to distribute patronage dividends annually. For this purpose, annual net earnings is before income tax determined in accordance with generally accepted accounting principles. Losses, including patronage allocation unit losses, if any, are handled in accordance with the Company's by-laws. The remaining member-sourced earnings (after any offset for losses) are returned to members as patronage refunds in the form of qualified or nonqualified written notice of patronage refund allocation. Farmland's earnings from nonmember business may not be distributed to its members as patronage dividends.



    A cooperative is a corporation for Federal income tax purposes and computes its taxable income and pays Federal income tax essentially the same as a regular C corporation. However, to the extent a cooperative declares and pays a patronage dividend to its members, such cooperative is allowed to deduct such amounts paid to its members as patronage dividends. Patronage dividends may be paid in the form of cash, a qualified written notice of allocation and a nonqualified written notice of allocation. A written notice of allocation essentially is an allocation of a portion of the cooperative's equity to the cooperative's members and generally is paid in the form of stock, capital credits, scrip retain certificates or other written notice. Farmland utilizes common stock, associate member common stock and capital credits in payment of its patronage dividends through written notices of allocation.



    If a patronage dividend is paid through cash or a qualified written notice of allocation, the cooperative may deduct the amount of the cash and the face amount of the qualified written notice of allocation and the cooperative's members must recognize such amounts in the computation of such members' respective taxable incomes. Generally, in order for a written notice of allocation to constitute a qualified written notice of allocation, the cooperative must pay at least twenty percent (20%) of the patronage dividend in cash. If a patronage dividend is paid through a nonqualified written notice of allocation, the cooperative may claim the patronage dividend deduction with respect to the nonqualified written notice of allocation when the cooperative redeems such nonqualified written notice of allocation and the members must report such amounts in income at such time. Farmland's Board of Directors annually may determine the form in which Farmland pays its patronage dividends.



    For the years ended August 31, 1995, 1996 and 1997, patronage refunds authorized by Farmland's Board of Directors were as follows:



                                                                             CASH OR CASH     NONCASH      TOTAL
                                                                              EQUIVALENT     PATRONAGE   PATRONAGE
                                                                                REFUND        REFUND       REFUND
                                                                             -------------  -----------  ----------
                                                                                     (AMOUNTS IN THOUSANDS)
1995.......................................................................   $    33,061    $  61,356   $   94,417
1996.......................................................................        32,719       60,776       93,495
1997.......................................................................        40,228       68,079      108,307



    Nonmember-sourced income (earnings attributed to transactions with persons not eligible to receive patronage refunds, i.e. nonmembers) and nonpatronage income or loss (income or loss from activities not directly related to the cooperative marketing or purchasing activities of Farmland) is subject to income taxes computed on the same basis as such taxes are computed on the income or loss of other corporations.



EQUITY REDEMPTION PLANS



    Farmland raises capital to support its business from its members as described above by issuing equities in payment of a portion of its patronage refunds, as well as from lenders and through accessing the capital markets. The Equity Redemption Plans described below, namely the base capital plan, the estate settlement plan and the special equity redemption plans provide a method for the Board of Directors, in its discretion, to determine when, and under what circumstances, the Company may redeem the equities held by members. Factors considered by the Company's Board of Directors include, but are not limited to, the terms of the Company's base capital plan, the Company's results of operations, financial position, cash flow, capital requirements, long-term financial planning needs, income and other tax considerations and other relevant considerations.



    BASE CAPITAL PLAN



    The base capital plan provides a mechanism for determining the Company's total capital requirements and each voting member's and associate member's share thereof (hereinafter referred to as the "Base Capital Requirement"). As part of the base capital plan, the Company's Board of Directors may, in its discretion, provide for redemption of Farmland common shares or associate member common shares held by voting members or associate members whose holdings of common shares or associate member shares exceed the voting members' or associate members' Base Capital Requirement.



    ESTATE SETTLEMENT PLAN



    The estate settlement plan provides that equity holdings of deceased natural persons (except for equity purchased and held for less than five years) be redeemed at par value. This provision is subject to a limitation of $1.0 million in any one fiscal year without further authorization by the Company's Board of Directors for such year.



    SPECIAL EQUITY REDEMPTION PLANS



    From time to time, the Company has redeemed portions of its outstanding equity under various special equity redemption plans. The special equity redemption plans are not binding upon the Board of Directors or the Company, and the Company's Board of Directors reserves the right to redeem, or not redeem, any equities of the Company without regard to whether such action or inaction is in accordance with the special equity redemption plans.

    The special equity redemption plans are designed to return cash to members or former members by a systematic method for redemption of outstanding equity which may not be subject to redemption through other plans, such as the base capital plan or the estate settlement plan. The order in which each type of equity is redeemed is determined by the Company's Board of Directors.



    Presented below are the amounts of equity approved for redemption by the Company's Board of Directors under the base capital plan, the estate settlement plan, and special equity redemption plans for each of the years in the three-year period ended August 31, 1997 and for the six month period ended February 28, 1998. Substantially all amounts approved for redemptions are paid in cash in the year following approval.



                                                                                                SPECIAL
                                                                     BASE        ESTATE         EQUITY
                                                                    CAPITAL    SETTLEMENT     REDEMPTION
                                                                     PLAN         PLAN         PLANS (1)      TOTAL
                                                                   ---------  -------------  -------------  ---------
                                                                                 (AMOUNTS IN THOUSANDS)
1995.............................................................  $  14,159    $     128      $  13,451    $  27,738
1996.............................................................     14,024          138         11,277       25,439
1997.............................................................     17,228          141         11,351       28,720
Six months ended February 28, 1998 (2)...........................         --           --         49,958       49,958


------------------------


(1) Included in 1995, 1996 and 1997 are redemptions of preferred stock.



(2) The Company redeemed approximately $50 million of certain members' and patrons' equity with a portion of the proceeds from the issuance of 8% Cumulative Redeemable Preferred Shares in December 1997.

                         DESCRIPTION OF DEBT SECURITIES



    The following description sets forth certain general terms and provisions of the indenture under which the Debt Securities are to be issued. The particular terms of each issue of Debt Securities, as well as any modifications or additions to such general terms that may apply in the case of such issue of Debt Securities, will be described in the Prospectus Supplement relating to such issue of Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description. As used in this section, the "Company" refers only to Farmland Industries, Inc. exclusive of any subsidiaries.



    The Debt Securities are to be issued under an Indenture dated as of
        , 1998, as amended, supplemented or modified from time to time (the "Indenture"), between the Company and The Chase Manhattan Bank, as trustee (in such capacity, the "Trustee"), the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Each series of Debt Securities issued pursuant to the Indenture will be issued pursuant to an amendment or supplement thereto in the form of a supplemental indenture or pursuant to an Officers' Certificate, in each case delivered pursuant to a resolution of the Board of Directors and in accordance with the provisions of
Section 3.1 or Article 8 of the Indenture, as the case may be. The terms of the Debt Securities include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Debt Securities are subject to all such terms and the Holders of Debt Securities are referred to the Indenture and the TIA for a statement of such terms.



    The following summaries of certain provisions of the Indenture and the Debt Securities are not complete and are qualified in their entirety by reference to the provisions of the Indenture and such Debt Securities, including the definitions of capitalized terms used herein without definition. Numerical references in parentheses are to sections in the Indenture and unless otherwise indicated capitalized terms have the meanings given them in the Indenture.



GENERAL



    The Indenture provides that Debt Securities issued thereunder may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors or as established in one or more supplemental indentures to such Indenture. (Section 3.1) The Debt Securities will constitute general unsecured and non-subordinated obligations of the Company and will rank on parity in right of payment with all other unsecured and non-subordinated indebtedness of the Company.



    The Indenture provides that there may be more than one Trustee under such Indenture, each with respect to one or more series of Debt Securities. (Section 1.1) Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities issued under the Indenture, and a successor Trustee may be appointed to act with respect to such series. (Sections
6.10 and 6.11) If two or more persons are acting as Trustee with respect to different series of Debt Securities issued under the Indenture, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from any trust or trusts administered by any other Trustee (Section 6.11), and any action described therein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.



    Reference is made to the Prospectus Supplement relating to the particular series of Debt Securities offered thereby for the following terms and other information to the extent applicable with respect to such Debt Securities: (1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of such Debt Securities is payable or the method of determination thereof; (4) the rate or rates at which such Debt Securities shall bear interest, if any, or the method of calculating such rate or rates of interest, the date or dates from which such interest shall accrue or the method by which such date or dates shall be determined, and the date or dates on which any such interest shall be payable; (5) the place or places where the principal of and premium, if any, and interest, if any, on such Debt Securities shall be payable; (6) the date or dates on which or the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of the Company and the other detailed terms and provisions of such optional redemption;
(7) the obligation, if any, of the Company to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event or at the option of a Holder thereof, and the date or dates on which or the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (8) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which such Debt Securities shall be issuable; (9) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which shall be payable upon declaration of acceleration thereof or the method by which such portion shall be determined; (10) if other than as provided in the Indenture, the Person to whom any interest on any Debt Security shall be payable, and the extent to which, or the manner in which, any interest payable on one or more temporary or permanent global securities (each a "Global Security") on an Interest Payment Date will be paid; (11) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified; (12) any deletions from, modifications of or additions to the Events of Default or covenants of the Company set forth in the Indenture pertaining to such Debt Securities; (13) if other than as provided in the Indenture, the means of defeasance or covenant defeasance as may be specified for such Debt Securities; (14) if other than the Trustee, the identity of the Registrar and any Paying Agent; (15) whether such Debt Securities shall be issued in whole or in part in temporary or permanent global form and, if so, (i) the initial Depositary for such Global Securities, and (ii) if other than as provided in the Indenture, whether and the circumstance under which beneficial owners of interests in any Debt Securities in temporary or permanent global form may exchange such interests for Debt Securities and of like tenor of any authorized form and denomination; and (16) any other terms of such Debt Securities (which terms shall not be inconsistent with the provisions of the Indenture), including, without limitation, any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of such Debt Securities. (Section 3.1)



    Debt Securities will be issued only in fully registered form without coupons. Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a Depositary identified in the applicable Prospectus Supplement. The specific depository arrangement with respect to a series of Debt Securities or any part thereof will be described in the applicable Prospectus Supplement. Unless otherwise specified in the Prospectus Supplement, Debt Securities will be issued in denominations of $1,000 and any integral multiple thereof. (Section 3.2)



    The Indenture does not contain any provisions that would limit the ability of the Company or any of its Affiliates to incur indebtedness (secured or unsecured) or that would afford Holders of Debt Securities protection in the event of a highly leveraged transaction, restructuring, change in control, merger or similar transaction involving the Company that may adversely affect Holders of the Debt Securities.



    One or more series of Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating to any such Debt Securities.

CERTAIN DEFINITIONS



    The following terms are defined in the Indenture (Sections 1.1 and 9.9)



    "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.



    "Consolidated Net Worth" means, at any date of determination, the difference between the Company's consolidated total assets and consolidated total liabilities as shown on the Company's most recent audited consolidated financial statements prepared in accordance with generally accepted accounting principles.



    "corporation" includes corporations, associations, partnerships, limited liability companies, joint stock companies and business trusts.



    "Default" means any event which is, or after notice or passage of time, or both, would be, an Event of Default.



    "Event of Default" is defined below under "--Events of Default, Notice and Waiver."



    "Material Subsidiary" means, at any particular time, any Subsidiary that, together with any Subsidiaries of such Subsidiary (i) accounted for more than 5% of the consolidated sales of the Company for its most recently completed fiscal year, or (ii) owned more than 5% of the consolidated assets of the Company as at the end of such fiscal year, all as calculated in accordance with generally accepted accounting principles.



    "Maturity," where used with respect to any Debt Security, means the date on which the principal of such Debt Security or an installment of principal thereof becomes due and payable as therein or in the Indenture provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise.



    "Officers' Certificate" means a certificate signed by the Chairman of the Board, the President, any Executive Vice President or any Senior Vice President, signing alone, or by any Vice President signing together with the Corporate Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer of the Company.



    "Opinion of Counsel" means a written opinion of legal counsel, who may be
(a) counsel for the Company or (b) other counsel designated by the Company. Any counsel for the Company may be an employee of the Company.



    "Stated Maturity," when used with respect to any Debt Security or any installment of principal thereof or interest thereon, means the date specified in such Debt Security as the fixed date on which the principal of such Debt Security or such installment of principal or interest is due and payable.



    "Subsidiary" means any corporation of which the Company at the time owns or controls, directly or indirectly, more than 50% of the shares of outstanding stock having general voting power under ordinary circumstances to elect a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency).



    "Trinidad Venture" means the joint venture organized by the Company and the Mississippi Chemical Corporation to acquire, own, develop, construct and/or operate a plant to produce anhydrous ammonia and related products (including urea) in The Republic of Trinidad and Tobago.

CERTAIN COVENANTS



    LIMITATION ON LIENS



    The Company, with the exceptions listed below, will not issue, assume or guarantee any indebtedness for borrowed money (referred to in this subsection as "indebtedness") secured by a mortgage, security interest, pledge or lien ("mortgage") of or upon any of its property, owned at the date of the Indenture or thereafter acquired, unless the Debt Securities then outstanding (together with, if the Company shall so determine, any other indebtedness issued, assumed or guaranteed by the Company and then existing or thereafter created) are secured by such mortgage equally and ratably with (or, at the option of the Company, prior to) all other indebtedness secured thereby for so long as such other indebtedness shall be so secured. The term "indebtedness" as used in this subsection does not include any guarantee, cash deposit or other recourse obligation in connection with the sale, securitization or discount by the Company of finance or accounts receivable, trade acceptances or other paper arising in the ordinary course of its business.



    The foregoing covenant does not apply to (1) mortgages of or upon any property (including, without limitation, inventory) acquired, constructed or improved by, or of or upon any shares of capital stock or indebtedness acquired by, the Company after the date of the Indenture (A) to secure the payment of all or any part of the purchase price of such property, shares of capital stock or indebtedness upon the acquisition thereof by the Company or (B) to secure any indebtedness issued, assumed or guaranteed by the Company prior to, at the time of, or within 360 days after (i) in the case of property, the latest of the acquisition, completion of construction (including any improvements on existing property) and commencement of commercial operation of such property, or (ii) in the case of shares of capital stock or indebtedness, the acquisition of such shares of capital stock or indebtedness, which indebtedness is issued, assumed or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of such property, shares of capital stock or indebtedness and, in the case of property, the cost of construction thereof or improvements thereon, provided, however, that, in the case of any such acquisition, construction or improvement of property, the mortgage shall not apply to any property, shares of capital stock or indebtedness theretofore owned by the Company other than (x) any real property on which the property so acquired or constructed or the improvement is located or (y) any real property to which the property so acquired or constructed or the improvement attaches or is affixed; (2) mortgages of or upon any property, shares of capital stock or indebtedness, which mortgages exist at the time of acquisition of such property, shares or indebtedness by the Company; (3) mortgages of or upon any property of a corporation, which mortgages exist at the time such corporation is merged with or into or consolidated with the Company or which mortgages exist at the time of a sale or transfer of the properties of a corporation as an entirety or substantially as an entirety to the Company; (4) mortgages to secure indebtedness of the Company to any Subsidiary, provided, however, that the money borrowed by the Company from such Subsidiary that constitutes such indebtedness arose from the internal operations of such Subsidiary; (5) mortgages in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any State thereof, or in favor of any other country or political subdivision to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred, assumed or guaranteed for the purpose of financing or refinancing all or any part of the purchase price of the property, shares of capital stock or indebtedness subject to such mortgages, or the cost of constructing or improving the property subject to such mortgages (including, without limitation, mortgages incurred in connection with pollution control, industrial revenue or similar financings); (6) mortgages on properties financed through tax-exempt municipal obligations, provided that such mortgages are limited to the property so financed; (7) mortgages existing on the date of execution of the Indenture; (8) mortgages of or upon any grain inventory to secure any indebtedness incurred, assumed or guaranteed by the Company; (9) mortgages of or upon any equity or other interest in the Trinidad Venture to facilitate the availability of political risk insurance and/or to secure any indebtedness in connection with or relating to the Trinidad Venture; and (10) any extension, renewal, substitution, refinancing, refunding or replacement (or successive extensions, renewals, substitutions, refinancings, refundings or replacements) (each a "refinancing") in whole or in part of any mortgage existing at the date of the Indenture or any mortgage referred to in the foregoing clauses (1) through (9), inclusive, provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such refinancing plus the aggregate amount of premiums, other payments, costs and expenses required to be paid or incurred in connection with such refinancing, and that such refinancing shall be limited to all or a part of the property (plus improvements and construction on such property), shares of capital stock or indebtedness which was subject to the mortgage so extended, renewed, substituted, refinanced, refunded or replaced.



    Notwithstanding the foregoing, the Company may, without equally and ratably securing the Debt Securities, issue, assume or guarantee indebtedness secured by a mortgage not excepted by clauses (1) through (10) above, if the aggregate amount of such indebtedness, together with all other indebtedness of, or indebtedness guaranteed by, the Company existing at such time and secured by mortgages not so excepted, does not at the time exceed 10% of the Company's Consolidated Net Worth. (Section 9.9)



    OWNERSHIP OF MATERIAL SUBSIDIARY STOCK



    The Company will not take any action which would result in a decrease in the percentage of the outstanding shares of stock of any Material Subsidiary owned directly or indirectly by the Company, except as the result of (a) the issuance of directors' qualifying shares, (b) the declaration and payment of patronage refunds, (c) the issuance of capital stock to members, (d) the purchase or retirement of shares with the proceeds of newly issued shares, (e) the sale or other disposition of capital stock at a price determined by the Company (which determination may be evidenced by a resolution of the Board of Directors) to be the fair value thereof, or (f) the merger or consolidation of a Material Subsidiary with or into the Company or with or into a wholly owned Subsidiary of the Company without a determination of the fair value thereof. (Section 9.10)



    CORPORATE EXISTENCE



    Subject to "--Mergers, Consolidations and Transfers of Assets" below, the Company will at all times do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights and franchises; provided, however, that the Company may abandon or terminate any right or franchise if, in the determination of the Company, such abandonment or termination is in the best interests of the Company and does not materially adversely affect the ability of the Company to operate its business or to fulfill its obligations under the Indenture. (Section 9.4)



    WAIVERS OF CERTAIN COVENANT



    The Company may fail or omit in any particular instance to comply with any of the covenants set forth above in this "--Certain Covenants" subsection (other than the covenant relating to its corporate existence) with respect to any series of Debt Securities if the Company shall have obtained and filed with the Trustee prior to the time for such compliance the consent in writing of the Holders of at least a majority in aggregate principal amount of all of the Debt Securities of such series at the time Outstanding either waiving such compliance in such instance or generally waiving compliance with such covenant or covenants, but no such waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon. (Section 9.11)



    MERGERS, CONSOLIDATIONS AND TRANSFERS OF ASSETS



    The Company may merge or consolidate with or into any other corporation or sell, convey, transfer or otherwise dispose of all or substantially all of its assets to any Person, if: (a) (i) in the case of a merger or consolidation, the Company is the surviving corporation, or (ii) in the case of a merger or consolidation where the Company is not the surviving corporation and in the case of any such sale, conveyance, transfer or other disposition, the successor or acquiring corporation is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia and such corporation expressly assumes by supplemental indenture all the obligations of the Company under the Debt Securities and under the Indenture; (b) immediately thereafter, giving effect to such merger or consolidation, or such sale, conveyance, transfer or other disposition, no Default or Event of Default shall have occurred and be continuing; and (c) the Company or the successor corporation has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such merger or consolidation, or such sale, conveyance, transfer or other disposition, and the supplemental indenture in respect thereof, comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. In the event of the assumption by a successor corporation of the obligations of the Company as provided in clause (a)(ii) of the immediately preceding sentence, such successor corporation shall succeed to and be substituted for the Company under the Indenture and under the Debt Securities and all obligations of the Company thereunder shall terminate. (Section 7.1).



EVENTS OF DEFAULT, NOTICE AND WAIVER



    Except as may otherwise be set forth in the applicable Prospectus Supplement, the Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities:



    (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of any principal of, or premium, if any, on, any such Debt Security of such series at its Maturity, upon redemption (if applicable) or otherwise; (c) default for 60 days after written notice to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, in the performance of, or breach of, any other covenant or warranty in respect of the Debt Securities of such series contained in the Indenture; (d) a default under any agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, whether such indebtedness now exists or shall hereafter be created, having an outstanding principal amount of $15 million or more in the aggregate, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such declaration of acceleration having been rescinded or annulled within a period of ten days after there shall have been given, by registered or certified mail, to the Company by the Trustee, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series, a written notice specifying such Event of Default, and stating that such notice is a "Notice of Default" under the Indenture; provided, however, that if such default under such agreement or indenture is remedied or cured by the Company or waived by the holders of such indebtedness, then such Event of Default by reason thereof shall be deemed likewise to have been thereupon remedied, cured or waived without further action upon the part of either the Trustee or any of the Holders of the Debt Securities of that series; (e) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or its property; and (f) any other Event of Default provided in or pursuant to the Indenture, or established in the supplemental indenture under which such series of Debt Securities is issued. (Section 5.1). No Event of Default with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued under the Indenture.



    Within 90 days after the occurrence of any Default with respect to any series of Debt Securities, the Trustee for such series must give the Holders of Debt Securities of such series notice of all Defaults of which it has knowledge and that have not been cured or waived. Nevertheless, except in the case of a Default in payment on the Debt Securities of any series, the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default with respect to such series if and so long as it determines that the withholding of such notice is in the interest of such Holders; provided, however, that, in the case of any default or breach of the character specified in clause (c) of the preceding paragraph with respect to the Debt Securities of such series, no such notice to Holders shall be given until at least 60 days after the occurrence thereof. (Section 6.6).



    If an Event of Default with respect to any series of Debt Securities at the time Outstanding shall have occurred and be continuing other than an Event of Default relating to bankruptcy or insolvency, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of such series may, by written notice, declare the principal thereof (or, if the Debt Securities of such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) to be due and payable immediately. If an Event of Default relating to bankruptcy or insolvency occurs and is continuing, then the principal amount of all Debt Securities of any series at the time outstanding (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) shall IPSO FACTO become and be due and payable immediately without any declaration or other act on the part of the Trustee or any holder. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings. (Section 5.2)



    The Indenture contains a provision entitling the Trustee to be indemnified by the Holders of Debt Securities issued thereunder before proceeding to exercise any right or power under the Indenture at the request of any Holders. (Section 6.2). The Indenture provides that the Holders of a majority in principal amount of the Outstanding Debt Securities of any series issued thereunder may, with certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, with respect to the Debt Securities of such series. (Section 5.8). The right of a Holder to institute a proceeding with respect to the Indenture is subject to certain conditions precedent, including notice and indemnity to the Trustee, but each Holder has a right to the receipt of principal, premium, if any, and interest, if any, at the respective Stated Maturities of the Debt Securities (or, in the case of a redemption, on the Redemption Date) or to institute suit for the enforcement thereof. (Sections 5.9 and 5.10)



    The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may, on behalf of the Holders of all such Debt Securities, waive any past default, except a (a) Default or Event of Default in the payment of principal of, premium, if any, or interest, if any, on any Debt Securities of such series at maturity, upon redemption or otherwise or (b) in respect of any covenant or provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected. (Sections 5.7 and 8.2)



    The Indenture requires the Company to furnish to the Trustee annual statements as to the fulfillment by the Company of its obligations under the Indenture. (Section 9.7)



MODIFICATION OF THE INDENTURE



    The Company and the Trustee may, at any time and from time to time, without the consent of any Holders of Debt Securities, modify and amend the Indenture, for any of the following purposes: (a) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company under the Indenture and in the Debt Securities; (b) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities (and if such covenants are to be for the benefit of less than all series of Debt Securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power conferred by the Indenture upon the Company; (c) to add any additional Events of Default with respect to all or any series of Debt Securities; (d) to add to or change any of the provisions of the Indenture to facilitate the issuance of Debt Securities in global form; (e) to add to, change or eliminate any of the provisions of the Indenture; provided, however, that any such addition, change or elimination shall become effective only when there is no Debt Security Outstanding of any series created prior to the execution of the supplemental indenture which is entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any series as permitted by Sections 2.1 and 3.1 of the Indenture; (h) to evidence and provide for the acceptance of appointment under the Indenture by a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee, pursuant to the requirements of
Section 6.11 of the Indenture; (i) to correct or supplement any provision under the Indenture which may be inconsistent with any other provision under the Indenture or to make any other provisions with respect to matters or questions arising under the Indenture, provided, however, such action shall not adversely affect the interests of the Holders of Debt Securities of any series issued under the Indenture in any material respect; or to cure any ambiguity or correct any mistake; or (j) to modify, eliminate or add to the provisions of the Indenture to effect qualification of the Indenture under the TIA or under any similar federal statute subsequently enacted and to add to the Indenture such other provisions as may be expressly required under the TIA. (Section 8.1)



    Modifications and amendments to the Indenture may be made by the Company and the Trustee with the written consent of the Holders of a majority in principal amount of each series of Debt Securities at the time Outstanding that is affected thereby; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security of such series affected thereby: (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security of such series, or reduce the principal amount thereof or the rate of interest thereon (or change the manner of calculation of the rate of interest thereon) or any premium payable upon the redemption thereof, or reduce the amount of the principal of an Original Issue Discount Security of such series that would be due and payable upon a declaration of acceleration of the Maturity thereof pursuant to Section 5.2 of the Indenture, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption
Date); (ii) reduce the percentage in aggregate principal amount of the Outstanding Debt Securities of such series, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture; (iii) change any obligation of the Company to maintain an office or agency in the Place of Payment for the Debt Securities of such series where such Debt Securities may be presented or surrendered for payment, where such Debt Securities may be surrendered for registration of transfer or exchange or where notices and demands to or upon the Company may be served; or (iv) make any change in Section 5.7 or Section 8.2 of the Indenture except to increase any percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holders of each Outstanding Debt Security of such series affected thereby. (Section 8.2)



SATISFACTION AND DISCHARGE; DEFEASANCE



    The Indenture, with respect to any series of Debt Securities (except for certain specified surviving obligations referred to below), will be discharged and canceled upon the satisfaction of certain conditions, including the following: (a) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation have become due or payable, will become and due and payable at their Stated Maturity within one year, or are to be called for redemption within one year; and (b) the deposit with the Trustee of an amount sufficient to pay the principal, premium, if any, and interest to the Maturity of all Debt Securities of such series. Upon any such discharge of the Company's obligations, the Holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities or replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment. (Sections 4.1 and 4.2)

The Indenture also provides that the Company may elect:



    (a) to be discharged from its obligations with respect to the Debt Securities of or within a series on and after the date the conditions set forth below in the next paragraph are satisfied (hereinafter "defeasance"). For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Debt Securities which shall thereafter be deemed to be "Outstanding" only for the purposes of Article 4 of the Indenture, and to have satisfied all its other obligations under such Debt Securities and the Indenture insofar as such Debt Securities are concerned (and the Trustee, at the expense of the Company, shall on a Company Order execute proper instruments acknowledging the same), except the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of such Debt Securities to receive, solely from the trust funds described below in the next paragraph, payments in respect of the principal of, premium, if any, and interest, if any, on such Debt Securities when such payments are due;
    (ii) the rights, powers, trusts, duties and immunities of the Trustee under the Indenture; (iii) the obligations of the Company and the Trustee with respect to such Debt Securities under Sections 3.5, 3.6, 9.2 and 9.3 of the Indenture (which relate to registration, transfer, exchange and replacement of Debt Securities, maintenance of a corporate trust office by the Trustee and funds held in trust); and (iv) Article 4 of the Indenture. Subject to compliance with Article 4 of the Indenture, the Company may exercise this option notwithstanding the prior exercise of its option to effect covenant defeasance (as defined below) with respect to such Debt Securities. (Section 4.4)



    (b) to be released from its obligations under "--Mergers, Consolidations and Transfers of Assets" and "--Certain Covenants" above and certain other obligations, and, if specified pursuant to provisions of the Indenture establishing the terms of such Debt Securities, its obligations under any other covenants, with respect to such Debt Securities on and after the date the conditions set forth below in the next paragraph are satisfied (hereinafter "covenant defeasance"), and such Debt Securities shall thereafter be deemed to be not "Outstanding" for the purpose of any request, demand, authorization, direction, notice, consent, waiver or other Act of Holders (and the consequences of any thereof) in connection with such obligations or such other covenants, but shall continue to be deemed "Outstanding" for all other purposes of the Indenture. For this purpose, such covenant defeasance means that, with respect to such Debt Securities, the Company may omit to comply with and shall have no liability in respect of such obligations or such other covenants, whether directly or indirectly, by reason of any reference elsewhere in the Indenture to any such obligation or such other covenants or by reason of any reference to any such obligation or such other covenants in any other provision in the Indenture or in any other document or otherwise and such omission to comply shall not constitute a Default or an Event of Default under the Indenture or otherwise, as the case may be, but, except as specified above, the remainder of the Indenture and such Debt Securities shall be unaffected thereby. (Section 4.5)



    Such defeasance or covenant defeasance will take effect with respect to some or all of the Debt Securities of any series at any time prior to the Stated Maturity or redemption thereof only when:



    (a) The Company shall have deposited or caused to be deposited irrevocably with the Trustee (or another trustee satisfying the requirements of the Indenture who shall agree to comply with, and shall be entitled to the benefits of, certain specified provisions of the Indenture relating to defeasance or covenant defeasance, for purposes of such provisions also a "Trustee") as trust funds in trust for the purpose of making the payments referred to in clauses (x) and (y) below, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Debt Securities, with instructions to the Trustee as to the application thereof,
    (i) money in an amount, or (ii) Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment referred to in clause (x) or (y) below, money in an amount or (iii) a combination thereof in an amount, sufficient, without consideration of any reinvestment of such principal and interest, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge,
    (x) the principal of, premium, if any, and interest, if any, on such Debt Securities on the Maturity of such principal or installment of principal or premium or interest and (y) any mandatory sinking fund payments or analogous payments applicable to such Debt Securities on the days on which such payments are due and payable in accordance with the terms of the Indenture and such Debt Securities. Before such a deposit the Company may make arrangements satisfactory to the Trustee for the redemption of Debt Securities at a future date or dates in accordance with Article 10 of the Indenture which shall be given effect in applying the foregoing.



    (b) Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default or Event of Default under the Indenture or result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which it is bound.



    (c) No Event of Default of the type described in clause (e) of "--Events of Default, Notice and Waiver" above with respect to such Debt Securities shall have occurred and be continuing during the period commencing on the date of such deposit and ending on the 91st day after such date (it being understood that this condition shall not be deemed satisfied until the expiration of such period).



    (d) In the case of an exercise by the Company of its option to effect such defeasance as described above, the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a letter ruling, or there has been published by the Internal Revenue Service a Revenue Ruling, or (ii) since the date of execution of the Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred.



    (e) In the case of an exercise by the Company of its option to effect such covenant defeasance as described above, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.



    (f) The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to such defeasance as described above or such covenant defeasance as described above (as the case may be) have been complied with and an Opinion of Counsel to the effect that (i) either (A) as a result of a deposit pursuant to subparagraph (a) above and the related exercise of the Company's option to effect such defeasance as described above or to effect such covenant defeasance as described above (as the case may be), registration is not required under the Investment Company Act of 1940, as amended, by the Company, with respect to the trust funds representing such deposit or by the Trustee for such trust funds or (B) all necessary registrations under said Act have been effected, and (ii) after the 91st day after the date of deposit, all money, Government Obligations, and other property deposited pursuant to subsection (a) above (including the proceeds thereof), will not be subject to any law or proceeding (whether voluntary or involuntary) in respect of the Company under any Federal or State bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Company issued in connection therewith; provided, however, that such Opinion of Counsel may assume that no Holder of Securities is an "insider" as defined in Section 101(31) of Title 11 of the United States Code.

    (g) Notwithstanding any other provision in the Indenture relating thereto, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations which may be imposed on the Company in connection therewith as contemplated by the provisions of the Indenture establishing the terms of such Debt Securities. (Section 4.6)



PAYMENT AND TRANSFER



    Principal of, premium, if any, and interest, if any, on the Debt Securities of any series are to be payable at the Place of Payment for such series, which may be the Corporate Trust Office of the Trustee or any other office or agency maintained by the Company for such purposes, provided that payment of interest, if any, on Debt Securities may be made at the option of the Company by check mailed to the persons in whose names such Debt Securities are registered at the close of business on the day or days specified in the applicable Prospectus Supplement. (Sections 3.7 and 9.2)



    Debt Securities may be transferred or exchanged at the Place of Payment for such series, which may be the Corporate Trust Office of the Trustee or at any other office or agency maintained by the Company for such purposes, subject to the limitations in the Indenture, without the payment of any service charge except for any tax or governmental charge incidental thereto. (Section 3.5)



NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS OR DIRECTORS



    The Indenture provides that no recourse under or upon any obligation, covenant or agreement of or contained in the Indenture or of or contained in any Senior Note, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer or director, as such, of the Company or of any successor Person. Each Holder, by accepting the Debt Securities, waives and releases all such liability. (Section 1.13)



CONCERNING THE TRUSTEE



    The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it by the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Section 6.1)



    The Indenture and provisions of the TIA incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign. (Section 6.3 and 6.12)



    The Chase Manhattan Bank is the Trustee under the Indenture. The Company maintains banking relationships in the ordinary course of business with the Trustee. Among other things, the Trustee is a lending bank under a $1.1 billion credit facility provided to the Company by 19 domestic and international banking institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition, Liquidity and Capital Resources" in the Company's 1997 Form 10-K. Additionally, Chase Securities, Inc. arranged for and The Chase Manhattan Bank is acting as agent, participant and indenture trustee with regard to $263 million of debt and equity financing in connection with the Company's construction of a petroleum coke gasification plant at its Coffeyville, Kansas refinery.

                              PLAN OF DISTRIBUTION



    The Company may sell Debt Securities (i) to or through underwriters or dealers, (ii) through agents, or (iii) directly to one or more purchasers.



    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.



    In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.



    Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.



    If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.



                                 LEGAL MATTERS



    The validity of the Debt Securities will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York and for the underwriters, agents and dealers by Brown & Wood LLP, New York, New York. Fried, Frank, Harris, Shriver & Jacobson will rely upon the opinion of Robert B. Terry, Esq., Vice President and General Counsel of the Company, with respect to all matters of Kansas law.



                                    EXPERTS



    The consolidated financial statements of the Company at August 31, 1996 and 1997, and for each of the years in the three year period ended August 31, 1997, appearing in the 1997 Form 10-K for the year ended August 31, 1997, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                            ------------------------


                               TABLE OF CONTENTS



                                                                            PAGE
                                                                            ----
                             PROSPECTUS SUPPLEMENT

Prospectus Summary........................................................   S-2
Use of Proceeds...........................................................   S-5
Capitalization............................................................   S-6
Description of the Senior Notes...........................................   S-7
Underwriting..............................................................  S-10

                                   PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Documents
  By Reference............................................................     2
Risk Factors..............................................................     3
Use of Proceeds...........................................................     7
Selected Consolidated
  Financial Data..........................................................     8
Consolidated Ratio of Earnings
  to Combined Fixed Charges...............................................     9
Recent Developments.......................................................    10
Business..................................................................    12
Description of Debt Securities............................................    16
Plan of Distribution......................................................    27
Legal Matters.............................................................    27
Experts...................................................................    27



                                  $



                                    FARMLAND
                                INDUSTRIES, INC.



                           % SENIOR NOTES DUE 20


                             ---------------------


                             PROSPECTUS SUPPLEMENT


                             ---------------------


                              MERRILL LYNCH & CO.



                                            ,1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II



                   INFORMATION NOT REQUIRED IN THE PROSPECTUS



ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*



SEC registration fee......................................................  $  68,966
Blue sky fees and expenses................................................      5,000
Legal fees and expenses...................................................    200,000
Accounting fees and expenses..............................................     50,000
Printing and engraving expenses...........................................     40,000
NYSE listing fee..........................................................      5,000
Trustee's fees and expenses...............................................      7,500
Rating agency fees........................................................     50,000
Miscellaneous.............................................................      8,534
                                                                            ---------
Total.....................................................................  $ 435,000
                                                                            ---------
                                                                            ---------


------------------------


* Except for the SEC registration fee and the NYSE listing fee, all the foregoing expenses have been estimated.



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS



    Section 6002(b) of Chapter 17 of the Kansas Statutes (1987), permits the following provision to be included in the articles of incorporation of the
Company: a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders or members, (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (C) under the provision of K.S.A. 17-6424 and amendments thereto, or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall be deemed also to refer to a member of the governing body of a corporation which is not authorized to issue capital stock. Section 6002(c) provides that "It shall not be necessary to set forth in the articles of incorporation any of the powers conferred on corporations by this act."



Article VII of Articles of Incorporation of Farmland Industries, Inc. reads as follows:



ARTICLE VII--INDEMNIFICATION



    Section 1. Indemnification. The Association may agree to the terms and conditions upon which any director, officer, employee or agent accepts his office or position and in its bylaws, by contract or in any other manner may agree to indemnify and protect any director, officer, employee or agent of the Association, or any person who serves at the request of the Association as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the laws of the State of Kansas.



    Section 2. Limitation of Liability. Without limiting the generality of the foregoing provisions of this ARTICLE VII, to the fullest extent permitted or authorized by the laws of the State of Kansas, including, without limitation the provisions of subsection (b)(8) of Kan. Stat. Ann. Sec. 17-6002 (1981) as now in effect and as it may from time to time hereafter be amended, no person who is currently or shall hereinafter become a director of the Association shall have personal liability to the Association for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date this provision becomes effective. If the Kansas General Corporation Code is amended after approval of this provision by the shareholders of the Association, to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of a director of the Association shall be limited or eliminated to the fullest extent permitted by the Kansas General Corporation Code, as so amended.



ITEM 16.  EXHIBITS



   EXHIBIT
   NUMBER                                               DOCUMENT DESCRIPTION
-------------  -------------------------------------------------------------------------------------------------------
        1      --Form of Underwriting Agreement*
        4.1    --Form of Indenture between the Company and The Chase Manhattan Bank, as trustee
        4.2    --Form of Note (fixed rate)
        5      --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company, as to the legality of the securities being registered
       12      --Statement regarding computation of ratio of earnings to fixed charges
       23.1    --Consent of KPMG Peat Marwick LLP
       23.2    --Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5)
       23.3    --Consent of Bryan Cave LLP
       24      --Powers of Attorney relating to subsequent amendments
       25      --Form T-1 Statement of Eligibility Under Trust Indenture Act of 1939 of The Chase Manhattan Bank



*   To be filed by Amendment.



ITEM 17.  UNDERTAKINGS



(a) The undersigned registrant (the "Registrant") hereby undertakes:



    (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this Registration Statement:



       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



       (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and



       (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;



provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or

Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.



    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



       (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
           Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



       (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions set forth under Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.



       (d) The Registrant hereby undertakes that:



    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.



    (2) For the purpose of determining any liabilities under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on the 25th day of June, 1998.



                                FARMLAND INDUSTRIES, INC.

                                By:            /s/ TERRY M. CAMPBELL
                                     -----------------------------------------
                                                 Terry M. Campbell
                                              EXECUTIVE VICE PRESIDENT
                                            AND CHIEF FINANCIAL OFFICER



    Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------


              *
------------------------------      Chairman of Board,         June 25, 1998
      Albert J. Shivley                   Director

                                President, Chief Executive
       /s/ H.D. CLEBERG             Officer and Director
------------------------------      (Principal Executive       June 25, 1998
         H.D. Cleberg                     Officer)

              *                  Vice Chairman of Board,
------------------------------       Vice President and        June 25, 1998
         Jody Bezner                      Director

              *
------------------------------           Director              June 25, 1998
       Lyman Adams, Jr.

              *
------------------------------           Director              June 25, 1998
      Ronald J. Amundson

              *
------------------------------           Director              June 25, 1998
     Baxter Ankerstjerne

              *
------------------------------           Director              June 25, 1998
      Richard L. Detten

              *
------------------------------           Director              June 25, 1998
        Steven Erdman

          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------

              *
------------------------------           Director              June 25, 1998
      Harry Fehrenbacher

              *
------------------------------           Director              June 25, 1998
         Marty Floyd

              *
------------------------------           Director              June 25, 1998
        Warren Gerdes

              *
------------------------------           Director              June 25, 1998
         Ben Griffith

              *
------------------------------           Director              June 25, 1998
         Gail D. Hall

              *
------------------------------           Director              June 25, 1998
         Barry Jensen

              *
------------------------------           Director              June 25, 1998
         Ron Jurgens

              *
------------------------------           Director              June 25, 1998
      William F. Kuhlman

              *
------------------------------           Director              June 25, 1998
        Greg Pfenning

              *
------------------------------           Director              June 25, 1998
         Monte Romohr

              *
------------------------------           Director              June 25, 1998
         Joe Royster

              *
------------------------------           Director              June 25, 1998
       E. Kent Stamper

              *
------------------------------           Director              June 25, 1998
        Eli F. Vaughn

              *
------------------------------           Director              June 25, 1998
         Frank Wilson

          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------

                                 Executive Vice President
    /s/ TERRY M. CAMPBELL           and Chief Financial
------------------------------       Officer (Principal        June 25, 1998
      Terry M. Campbell              Financial Officer)

       /s/ MERL DANIEL              Vice President and
------------------------------     Controller (Principal       June 25, 1998
         Merl Daniel                Accounting Officer)



*By:    /s/ TERRY M. CAMPBELL
      -------------------------
          Terry M. Campbell
          ATTORNEY-IN-FACT

                                 EXHIBIT INDEX



   EXHIBIT
   NUMBER                                               DOCUMENT DESCRIPTION
-------------  -------------------------------------------------------------------------------------------------------
        1      --Form of Underwriting Agreement*
        4.1    --Form of Indenture between the Company and The Chase Manhattan Bank, as trustee
        4.2    --Form of Note (fixed rate)
        5      --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the Company, as to the legality of the securities being registered
       12      --Statement regarding computation of ratio of earnings to fixed charges
       23.1    --Consent of KPMG Peat Marwick LLP
       23.2    --Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5)
       23.3    --Consent of Bryan Cave LLP
       24      --Powers of Attorney relating to subsequent amendments
       25      --Form T-1 Statement of Eligibility Under Trust Indenture Act of 1939 of The Chase Manhattan Bank


------------------------


*   To be filed by Amendment.